SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 1)

Under the Securities Exchange Act of 1934

NorthStar Realty Europe Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

66706L101
(CUSIP Number)

Bow Street LLC

1140 Avenue of the Americas

New York, NY 10036

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66706L101	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Bow Street LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 66706L101	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON A. Akiva Katz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 66706L101	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Howard Shainker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 66706L101	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of Bow Street LLC, a Delaware limited liability company (“Bow Street”), Mr. A. Akiva Katz and Mr. Howard Shainker, the managing partners of Bow Street, relating to Common Stock, $0.01 par value (the “Common Stock”), of NorthStar Realty Europe Corp., a Maryland corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	PURPOSE OF TRANSACTION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the close of business on the date hereof, the Reporting Persons no longer may be deemed to beneficially own any shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 12, 2017, Bow Street entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Colony Capital Operating Company, LLC (the “Buyer”) pursuant to which, among other things, (i) Bow Street sold 3,723,934 shares of Common Stock at a price per share of $12.75 for an aggregate purchase price of Forty-Seven Million Four Hundred Eighty Thousand One Hundred Fifty Eight and 50/100 Dollars ($47,480,158.50); (ii) Bow Street agreed, for a period of two years from the date of the Stock Purchase Agreement or until such earlier time as the restrictions in the Stock Purchase Agreement terminate as provided in the Stock Purchase Agreement (the “Standstill Period”) to be bound by certain “standstill” provisions which generally will prevent it and certain affiliates from (v) purchasing or encouraging any other person to purchase outstanding shares of Common Stock, (w) forming or participating in a “group” (as defined under the Securities Exchange Act of 1934) with respect to the Issuer, (x) seeking representation on the Issuer’s board of directors (the “Board”), (y) arranging or participating in any financing for the purchase of any securities or assets of the Issuer or (z) entering into any discussions or arrangements with any third party with respect to any of the foregoing; and (iii) for an additional period of two years beyond the Standstill Period (the “Additional Limited Standstill Period”), Bow Street agrees to continue to be bound by the “standstill” provisions described in (ii) above, except that Bow Street may acquire securities of the Issuer not in excess of 4.9% of the Common Stock, and Bow Street must vote any acquired securities consistent with the recommendation of the Board, subject to certain exceptions. As further described in the Stock Purchase Agreement, if the Company enters into a definitive agreement providing for a Sale Transaction (as defined in the Stock Purchase Agreement) or publicly announces its intention to pursue such a transaction or a tender or exchange offer is consummated that would result in a Sale Transaction or if Colony NorthStar, Inc., or an affiliate thereof, ceases to be the manager and adviser to the Company, then the standstill provisions described above shall automatically terminate.

In addition, as described in the Stock Purchase Agreement, the Buyer shall cause Colony Northstar, Inc. to use commercially reasonable efforts to cause the Company to permit Bow Street to participate in either a marketed process for, or negotiations related to, certain transactions related to the sale of the assets of the Company, or the Buyer shall invite Bow Street into certain negotiations related to certain transactions related to the asset management contract of the Company, should any of the foregoing marketed processes or negotiations occur. The foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is attached as Exhibit 3 hereto and incorporated herein by reference.

In addition to the foregoing, Bow Street has withdrawn the previously announced Offer.

CUSIP No. 66706L101	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 0 shares of Common Stock.

(c) On May 12, 2017, the Reporting Persons sold 3,723,934 shares of Common Stock, as further described in Item 4.

(e) May 12, 2017.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described further in Item 4 hereto, Bow Street is a party to the Stock Purchase Agreement, which is attached as Exhibit 3 to this Amendment No. 1 and is incorporated by reference herein.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

3	Stock Purchase Agreement, dated as of May 12, 2017.

CUSIP No. 66706L101	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 12, 2017

BOW STREET LLC

By:	/s/ A. Akiva Katz
Name:	A. Akiva Katz
Title:	Managing Partner

/s/ A. Akiva Katz
A. AKIVA KATZ

/s/ Howard Shainker
HOWARD SHAINKER

Exhibit 3

EXECUTION VERSION

COMMON STOCK PURCHASE AGREEMENT

THIS COMMON STOCK PURCHASE AGREEMENT (the “Agreement”) is entered into as of May 12, 2017, by and between Colony Capital Operating Company, LLC, a Delaware limited liability company (the “Buyer”), and Bow Street, LLC, a Delaware limited liability company (the “Seller”).

WHEREAS, the Seller is the owner of 3,723,934 shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of NorthStar Realty Europe Corp. (the “Company”); and

WHEREAS, the Seller desires to sell the Shares to the Buyer, and the Buyer desires to purchase the Shares from the Seller, on the terms and conditions set forth in this Agreement (the “Transaction”).

NOW, THEREFORE, in consideration of the promises, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1. PURCHASE OF SHARES.

1.1 Purchase. Subject to the terms and conditions of this Agreement, on the Closing (as defined below), the Seller shall sell, assign, transfer, convey and deliver to the Buyer, and the Buyer shall purchase, acquire and accept, all of the Seller’s right, title and interest in and to the Shares, at a per Share price of $12.75, for an aggregate purchase price of Forty-Seven Million Four Hundred Eighty Thousand One Hundred Fifty Eight and 50/100 Dollars ($47,480,158.50) (the “Aggregate Purchase Price”).

1.2 Closing. The closing of the Transaction (the “Closing”) shall occur simultaneously with the execution of this Agreement. At the Closing, (i) the Seller shall deliver or cause to be delivered to the Buyer 3,723,934 Shares by delivering such Shares in book-entry form, and (ii) the Buyer shall deliver to the Seller the Aggregate Purchase Price, via wire transfer of immediately available funds to an account designated in writing by the Seller.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE SELLER.

In connection with the Transaction, the Seller hereby represents and warrants, as of the Closing, to the Buyer as follows:

2.1 Existence; Power and Authority; No Conflicts.

(a) The Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transaction.

(b) The execution and delivery of this Agreement by the Seller and the consummation by the Seller of the Transaction do not and will not constitute or result in a breach, violation or default under, except as would not have an adverse effect on the ability of the Seller to consummate the Transaction, (i) any agreement to which the Seller is a party, (ii) the Seller’s organizational documents, or (iii) any law, rule or regulation to which the Seller is subject, or (iv) any decree, order or directive of any court, administrative or regulatory body or governmental authority to which the Seller is subject. The Seller further represents and warrants that there is no action, suit, proceeding or investigation pending or, to the Seller’s knowledge, currently threatened that challenges the validity of this Agreement or the right of the Seller to enter into this Agreement or to consummate the Transaction.

2.2. Authorization; Enforceability.

(a) This Agreement has been duly authorized by all necessary limited liability company action on the part of the Seller, and the Seller has received all necessary authorization by certain funds or accounts managed by the Seller (each, a “Holder”) to enter into this Agreement, sell the Shares to the Buyer and to make representations and warranties on behalf of each Holder as set forth herein.

(b) This Agreement has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and general principles of equity.

2.3 Title to Shares. Seller or, as applicable, each Holder is the sole legal and beneficial owner of the Shares and has good, valid and marketable title to the Shares free and clear of any lien, encumbrance, pledge, charge, security interest, mortgage, option, equity or other adverse claim (other than general pledge agreements that may be applicable in connection with prime brokerage or similar arrangements entered into by the Seller, which shall not restrict obligations of the Seller under this Agreement, including, but not limited to, selling the Shares to the Buyer in accordance with this Agreement), and has not (a) assigned, transferred, hypothecated, pledged or otherwise disposed of the Shares or its ownership rights in the Shares, or (b) given any person or entity any transfer order, power of attorney or other authority of any nature whatsoever with respect to the Shares. The Shares constitute all of the shares of Common Stock of the Company owned by or under the control of the Seller or owned by the Holders.

2.4 Sophistication of the Seller; Access to Information.

(a) The Seller has such knowledge and experience in financial and business matters and in making investment decisions of this type that it is capable of evaluating the merits and risks of making its investment decision regarding the Transaction and of making an informed investment decision as to whether and on what terms to sell the Shares.

(b) The Seller has had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of the Buyer concerning the Shares and the Company, including the business, properties, prospects and financial condition of the Company, and all such questions have been answered to the Seller’s full satisfaction. The Seller has received all of the information that the Seller considers necessary or appropriate for deciding whether and on what terms to sell the Shares. In particular, the Seller acknowledges that the Buyer, as an affiliate of the manager and adviser of the Company, may be in possession of information regarding the Company that is not known to the Seller and could be material to a decision by the Seller to enter into this Agreement, and the Seller has made its own analysis and determined to enter into this Agreement and consummate the Transaction notwithstanding the foregoing. The Seller, on behalf of itself and each Holder, hereby (to the extent permitted by law) waives and releases any claims it or any Holder may have against the Buyer under applicable law or otherwise with respect to the nondisclosure to Seller of any material information known by the Buyer with respect to the Company.

2.5 Tax Matters. The Seller has had an opportunity to review with the Seller’s tax advisers the federal, state, local and foreign tax consequences of the Transaction. The Seller is relying solely on such advisers and not on any statements or representations of the Buyer or any of its agents with respect to tax matters.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE BUYER.

In connection with the transactions provided for hereby, the Buyer represents and warrants, as of the Closing, to the Seller as follows:

3.1. Existence; Power and Authority; No Conflicts.

(a) The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transaction.

(b) The execution and delivery of this Agreement by the Buyer and the consummation by the Buyer of the Transaction do not and will not constitute or result in a breach, violation or default under, except as would not have an adverse effect on the ability of the Buyer to consummate the Transaction, (i) any agreement to which the Buyer is a party, (ii) the Buyer’s organizational documents, (iii) any law, rule or regulation to which the Buyer is subject, or (iv) any decree, order or directive of any court, administrative or regulatory body or governmental authority to which the Buyer is subject. The Buyer further represents and warrants that there is no action, suit, proceeding or investigation pending or, to the Buyer’s knowledge, currently threatened that challenges the validity of this Agreement or the right of the Buyer to enter into this Agreement or to consummate the Transaction.

3.2 Authorization; Enforceability.

(a) This Agreement has been duly authorized by all necessary limited liability company action on the part of the Buyer.

(b) This Agreement has been duly executed and delivered by the Buyer and constitutes a legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and general principles of equity.

Section 4. Standstill.

4.1 Standstill.

(a) The Seller agrees that, for a period of two (2) years from the date of this Agreement or until such earlier time as the restrictions in this Section 4 terminate as provided in Section 4.1(c) of this Agreement (the “Standstill Period”), unless specifically consented to in writing by the Buyer, neither the Seller nor any of its subsidiaries or other affiliates (nor any other person acting on behalf of or in concert with the Seller or any of its subsidiaries or other affiliates) will, in any manner, directly or indirectly:

(i) effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause, or participate in or in any way assist, facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in: (a) any acquisition of any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof), or any indebtedness or businesses, or assets of, the Company or any of its subsidiaries; (b) any tender or exchange offer, merger, consolidation, acquisition, disposition or other business combination involving the Company or any of its subsidiaries or assets; (c) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (d) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company or any of its subsidiaries, any solicitation of shareholders of the Company for the approval of any shareholder proposals, or any advising or influencing of any person with respect to the voting of any voting securities of the Company or any of its subsidiaries; provided, that the foregoing shall not restrict Seller from tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as other shareholders of the Company or any of its subsidiaries or from participating in any such transaction that has been approved by the Board, subject to the other terms of this Agreement;

(ii) form, join or in any way participate in a “group” (as defined under the Securities Exchange Act of 1934) with respect to the Company or otherwise act in concert with any person in respect of any such securities (except for any “group” solely comprised of Seller and its affiliates);

(iii) otherwise act, alone or in concert with others, to seek representation on the Board or to control or influence the management or policies of the Company;

(iv) arrange, or in any way participate, directly or indirectly, in any financing for the purchase of any securities or assets of the Company; or

(v) enter into any discussions or arrangements with any third party (other than the Buyer) with respect to any of the foregoing.

(b) The Seller further agrees that, for a period of two (2) years following the end of the Standstill Period or until such earlier time as the restrictions in this Section 4 terminate as provided in Section 4.1(c) of this Agreement (the “Additional Limited Standstill Period”), unless specifically consented to in writing by the Buyer, neither the Seller nor any of its subsidiaries or other affiliates (nor any other person acting on behalf of or in concert with the Seller or any of its subsidiaries or other affiliates) will, in any manner, directly or indirectly engage in any of the actions described in clauses (i) through (v) of Section 4(a) above; provided, that the Seller shall be permitted to acquire any securities (or beneficial ownership thereof), or rights or options to acquire any securities (or beneficial ownership thereof), of the Company during the Additional Limited Standstill Period so long as (i) the Seller does not purchase securities that would cause its ownership to exceed 4.9% of the Common Stock of the Company at the time of such purchase, (ii) the Seller agrees to vote any such securities acquired consistent with the recommendation of the Board of Directors of the Company on any shareholder action, other than with respect to (A) an Extraordinary Event with respect to the Company, or (B) any proposal by the Company to implement any takeover defense measures, and (iii) the Seller does not engage in any of the other actions described in clauses (i) through (v) of Section 4(a) above. For purposes of this paragraph, “Extraordinary Event” shall mean any merger, consolidation, acquisition, disposition, spin-off, reverse stock split, sale of all or substantially of assets, business combination or similar transaction involving the Company that is submitted for approval of stockholders of the Company.

(c) If at any time during the Standstill Period or the Additional Limited Standstill Period (x) the Company enters into a definitive agreement providing for a Sale Transaction (as defined below) or publicly announces its intention to pursue a Sale Transaction (as defined herein); (y) a tender or exchange offer that, if consummated, would constitute a Sale Transaction is made or announced and the Board of Directors of the Company accepts (or recommends that its stockholders accept) such offer or fails to recommend within ten (10) business days from the date of commencement of such offer that its stockholders reject such offer; or (z) Colony NorthStar, Inc., or an affiliate thereof, ceases to be the manager and adviser to the Company, then the restrictions in this Section 4 shall automatically terminate and cease to be of any effect. The term “Sale Transaction” shall mean a transaction in which (i) a person or group acquires, directly or indirectly, in one transaction or a series of related transactions, 50% or more of the outstanding common shares or assets constituting 50% or more of the consolidated assets of the Company, or (ii) the Company engages in a merger, sale of all or substantially all of the Company’s assets, commences any tender or exchange offer (by any person other than the Seller or its affiliates), or other business combination such that the holders of securities entitled to be voted generally in the election of directors of the Company immediately prior to the transaction do not own more than 50% of the voting power of securities so entitled to be voted generally in the election of directors of the resulting entity immediately following such transaction.

(d) Notwithstanding anything to the contrary herein, in the event that (i) the Company, Colony NorthStar, Inc., the Buyer or any of their affiliates publicly announces an intention to, or invites third parties into a marketed process to, explore a sale of all or substantially all of the assets of the Company, including through a merger, business combination or similar transaction, (ii) the Company, Colony NorthStar, Inc., the Buyer or any of their affiliates begins negotiations with  a third party regarding the sale, in a single transaction or a series of related transactions, of twenty percent (20%) or more of the assets of the Company (other than a transaction described in clause (i) above) or (iii) the Buyer or any of its affiliates begins negotiations regarding a possible sale, assignment or other transfer of the asset management contract  between an affiliate of the Buyer and the Company, then, in the case of clause (i) or (ii) above, the Buyer shall cause Colony NorthStar, Inc. to use its commercially reasonable efforts to cause the Company (or applicable affiliate) to, or in the case of clause (iii) above, the Buyer shall, allow and invite the Seller to participate in such process. Nothing in this Section 4(d) shall be deemed to give the Seller any right of first refusal or right of first offer with respect to any transaction.

Section 5. MUTUAL NON-DISPARAGEMENT

Except as required by law, the Seller and the Buyer mutually covenant and agree that, during the Standstill Period and the Additional Limited Standstill Period, neither the Seller nor the Buyer will make, or cause any other person to make, any communication, written or oral, that is intended to disparage, call into disrepute, defame, slander or impugn the other party, or its officers, directors or affiliates, or any of their officers or directors, or its business. The foregoing shall not restrict the ability of any person to comply with any subpoena or other legal process or respond to a request for information from any governmental authority.

Section 6. Miscellaneous Provisions.

            6.1 Notice. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered or mailed by first-class mail (registered or certified, return receipt requested), facsimile, electronic mail or other electronic transmission or overnight courier service (charges prepaid), in each case, to the address and to the attention of the person set forth in this Agreement. Notices will be deemed to have been given hereunder (a) when delivered personally, (b) three (3) business days after deposit in the U.S. mail, postage prepaid, if mailed by first-class mail, (c) one (1) business day after deposit with an overnight courier service, postage prepaid, for delivery on the next business day and (d) if delivered by electronic mail or other electronic transmission, on the business day such transmission is made (provided that the same is sent by a reputable overnight courier service for delivery on the immediately succeeding business day, with acknowledgement of receipt requested).

If to the Buyer, to:

Colony Capital Operating Company, LLC

515 South Flower Street, 44th Floor

Los Angeles, California 90071

Attention: Director, Legal

Email: ColonyLegal@CLNS.com

if to the Seller, to:

Bow Street LLC

1140 Avenue of the Americas, 9th Floor

New York, New York 10036

Attention: Howard Shainker

Email: hshainker@bowstreetllc.com

6.2 Entire Agreement. This Agreement and the other documents and agreements executed in connection with the Transaction embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous oral or written agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or affiliates relative to such subject matter, including, without limitation, any term sheets, emails or draft documents.

6.3 Assignment; Binding Agreement. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their permitted successors and assigns. Neither the Buyer nor the Seller shall be permitted to assign this Agreement without the written consent of the other.

6.4 Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Any counterpart or other signature hereupon delivered by electronic transmission shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

6.5 Governing Law; Exclusive Jurisdiction; Waiver of Jury Trial. This Agreement shall in all respects be construed in accordance with and governed by the substantive laws of the State of New York, without giving effect to principles of conflicts of laws. Each of the Buyer and the Seller agrees that any suit or proceeding arising in respect of this Agreement or the Transaction will be tried exclusively in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in such district, and the Buyer and the Seller each agrees to submit to the jurisdiction of, and to venue in, such courts. Each of the Buyer and the Seller Stockholder hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the Transaction.

6.6 Amendments. This Agreement and its terms may not be changed, amended, waived, terminated, augmented, rescinded or discharged (other than in accordance with its terms), in whole or in part, except by a writing executed by the parties hereto.

6.7 Survival. The representations and warranties herein shall survive the Closing, subject to all applicable statutes of limitation, statutes of repose and other similar defenses provided in law or equity.

6.8 No Third Party Beneficiaries or Other Rights. This Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns, and nothing herein express or implied shall give or shall be construed to confer any legal or equitable rights or remedies to any person other than the parties to this Agreement and such successors and permitted assigns.

6.9 Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

6.10 Further Assurances. Each party hereto hereby agrees to execute and deliver, or cause to be executed and delivered, such other documents, instruments and agreements, and take such other actions consistent with the terms of this Agreement as may be reasonably necessary in order to accomplish the transactions contemplated by this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the day and year first above written.

The Buyer:

Colony Capital Operating Company, LLC

By:	/s/ Ronald M. Sanders
Name:	Ronald M. Sanders
Title:	Vice President

The Seller:

Bow Street LLC

By:	/s/ Howard Shainker
Name:	Howard Shainker
Title:	Managing Partner